Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

02 DEC 18 AM 8:54

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

9 December 2002

02060928

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
9 December 2002	Announcement to Australian Stock Exchange Appointment of New CEO
9 December 2002	Australian Securities and Investments Commission Lodgement Form 304 – Notification of Change to Officeholders
9 December 2002	Announcement to Australian Stock Exchange Appendix 3X - Initial Director's Interest Notice

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 1/10

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

9 December 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Four (4) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

APPOINTMENT OF NEW CEO

Lend Lease today announced the appointment of Mr Greg Clarke, former CEO Cable & Wireless Communications plc, as Managing Director and Chief Executive Officer of the Lend Lease Group. The appointment, which is effective immediately, follows a global search commenced in May this year.

Mr Clarke brings more than 20 years' experience in international business development and operations through career roles including Vice President, Cellular (Paris) for Nortel Communications; Chief Executive Mobile, C&W Mobile plc; and COO, then CEO, Cable & Wireless Communications plc.

His hands-on career experience includes roles spanning international operations, technical client services, marketing and sales management, as well as large scale business integration.

Mr David Higgins today steps down as the Managing Director and Chief Executive Officer, but will continue as an Executive Director until his departure in the new year.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

MEDIA RELEASE 9 DECEMBER 2002

APPOINTMENT OF NEW CEO

Lend Lease today announced the appointment of Mr Greg Clarke, former CEO Cable & Wireless Communications plc, as Managing Director and Chief Executive Officer of the Lend Lease Group. The appointment, which is effective immediately, follows a global search commenced in May this year.

Mr Clarke brings more than 20 years' experience in international business development and operations through career roles including Vice President, Cellular (Paris) for Nortel Communications; Chief Executive Mobile, C&W Mobile plc; and COO, then CEO, Cable & Wireless Communications plc.

Mr Clarke is also a Non-Executive Director of British United Provident Association (BUPA), the largest private health provider in the United Kingdom.

His hands-on career experience includes roles spanning international operations, technical client services, marketing and sales management, as well as large scale business integration.

Lend Lease Chairman, Ms Jill Ker Conway, said the Board was very pleased with the strong field of candidates wanting to lead the execution of the company's real estate strategy.

"We know the market has been keen for us to conclude the CEO recruitment, and we are delighted with the outcome of our search," Ms Ker Conway said.

"What stood out for us about Greg is his experience in hands-on operations management, team building and business development at an international level.

"His skill set will complement our strong real estate, funds management and finance focused senior executive team, which includes the CEO of the Real Estate Solutions business, Mr Ross Taylor; the CEO of the Real Estate Investments business, Mr David Ross; and the Finance Director, Mr Robert Tsenin," Ms Ker Conway said.

Mr Clarke said: "I consider myself very fortunate to have joined Lend Lease. It is a very strong, well positioned company, with an innovative, problem-solving culture that I identify with extremely well.

"The company has established a unique position in the global real estate markets. We have a lot of work to do to get the best out of that position for shareholders, and I believe my experience will fit well with the existing team's commitment to delivering a reliable growth profile," he said.

Mr Clarke will be based in London with Mr Tsenin and Mr Taylor.

Mr David Higgins today steps down as the Managing Director and Chief Executive Officer, but will continue as an Executive Director until his departure in the new year.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Ph (02) 9236 6116

Attach: Career Summary

GREG CLARKE

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

LEND LEASE CORPORATION LIMITED

Home:	South Ascot, Berkshire, UK	
Age:	45	
Marital status:	Married with 4 children aged 8, 10, 12, and 15	
Education:	1976 – 1980	Wolverhampton Polytechnic (now University of Wolverhampton) BA Hons (2:2) Business Studies
	1981 – 1983	City Business School (part-time) MBA
Career Summary:	**1976 – 1983**	**Plessey Group** Graduate and MBA Trainee
	1983 – 1992	**Dowty Group plc (previously Case Communications)**
	1983 – 1989	Various marketing, product management, sales and operations management roles
	1989 – 1992	Marketing Director & Managing Director, Public Networking
	Oct 1992 – Jan 1995	**Nortel** Vice President Cellular, Paris
	Feb 1995 – May 2000	**Cable & Wireless**
	Feb 1995 – May 1997	Chief Executive, Mobile, C&W plc
	May 1997 – Jan 1999	Chief Operating Officer, Cable & Wireless Communications plc
	Feb 1999 – May 2000	Chief Executive, Cable & Wireless Communications plc
	July 2000 – March 2002	**ICO Teledisc** Chief Executive Officer

Company - Lend Lease Corporation Limited
File No 82-3498

304 page 1/2 15 July 2001

ASIC registered agent number

lodging party or agent name Lend Lease Corporation Limited
office, level, business name or PO Box no. Level 46 Tower Building
street number & name Australia Square
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9236-6111
facsimile (02) 9252-2192
DX number 10230 suburb/city SSE

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **304**
Corporations Act 2001
205B & 601CV(1)

Notification of

change to officeholders

corporation name Lend Lease Corporation Limited
ACN or ARBN 000 226 228

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name Clarke **given names** Gregory Allison
former names
residential address Pinehurst, Friary Road, South Ascot
suburb/city Berkshire SL5 9HD state/territory postcode
country (if not Australia) UK
date of birth (d/m/y) 27/ 10 /1957 place of birth (town/city) Leicester (state/country) UK

office held & date appointed ☒ director 9 / 12 / 2002 ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director?** ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director?** ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 9 /12 /2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

9 December 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3X – Initial Director's Interest Notice

Please find attached Appendix 3X (Initial Director's Interest Notice) for Mr G A Clarke, who was appointed Managing Director and Chief Executive of Lend Lease Corporation Limited on 9 December 2002.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GREGORY ALLISON CLARKE
Date of appointment	9 DECEMBER 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,000 ORDINARY SHARES IN LEND LEASE CORPORATION LIMITED (LLC).

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.